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VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ms. Amanda Ravitz, Assistant Director
Mr. Geoff Kruczek, Special Counsel
Mr. Daniel Morris, Special Counsel

Re:	Preliminary Proxy Statement on Schedule 14A of Broadcom Limited Filed January 22, 2018 (File No. 001-37690)

Ladies and Gentlemen:

On behalf of Broadcom Limited, a limited company organized under the laws of the Republic of Singapore (“Broadcom”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated February 15, 2018, regarding the Preliminary Proxy Statement on Schedule 14A, which was filed with the Commission on January 22, 2018 (the “Proxy Statement”).

Broadcom has further revised the Proxy Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing four blacklined copies of the Amended Proxy Statement, marked to show the changes from the Proxy Statement as filed on January 22, 2018.

For your convenience, we have repeated each comment of the Staff in italicized text and set forth our response below each comment. All references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Proxy Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Proxy Statement.

February 22, 2018

Staff Comments

Approval of the Scheme of Arrangement by the Singapore Court, page 25

1.	Given your disclosure regarding approval by the Singapore Court, please clarify how you satisfied the criteria related to foreign courts referenced in Section 4.B.4 of Staff Legal Bulletin No. 3A.

Response:

As discussed orally with the Staff on February 16, 2018, Broadcom is relying on the No-Action Letter (the “1999 Letter”) issued to The Development Bank of Singapore Ltd. (available August 12, 1999) regarding the applicability of Section 3(a)(10) under the Securities Act of 1933 to a Scheme of Arrangement under Singapore law. Consistent with the February 16 discussion, we made inquiry of Singapore counsel regarding whether there has been any change in Singapore law since the issuance of the 1999 Letter that would be relevant to the conclusions reached therein. Counsel has advised our firm that there has been no material change under the laws of the Republic of Singapore since August 11, 1999 in relation to the substantive review to be undertaken by the Singapore Courts of the terms and conditions of schemes of arrangement to be implemented pursuant to section 210 of the Singapore Companies Act, as described in the 1999 Letter. A copy of the letter from Singapore counsel confirming this advice is attached hereto as Attachment A.

Federal Securities Law Consequences; Resale Restrictions, page 26

2.	Please revise to clarify how your proposed transaction satisfies the conditions applicable to the exemption from registration on which you intend to rely. For example, revise to clarify that: (1) the Singapore Court must approve the fairness of the terms and conditions of the issuance and exchange; (2) the Singapore Court must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom the securities will be issued; and (3) the Singapore Court has been advised before the hearing that you will rely on the Section 3(a)(10) exemption based on the court’s approval of the transaction.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 26 of the Amended Proxy Statement, and we confirm to the Staff that (1) the Singapore Court must approve the fairness of the terms and conditions of the issuance and exchange; (2) the Singapore Court must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom the securities will be issued; and (3) the Singapore Court will have been advised before the hearing that we will rely on the Section 3(a)(10) exemption based on the court’s approval of the transaction.

* * * * * *

In addition, Broadcom hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

February 22, 2018

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Broadcom from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Broadcom may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers adequately address the Staff’s comments.

We would also like to note that Broadcom’s subsidiary, Broadcom Limited, a Delaware corporation, intends to file Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-222898) with the Commission on February 23, 2018. That amendment will include, as exhibits, consents executed by the directors of Broadcom pursuant to Rule 438 of the Securities Act of 1933, as amended.

Please do not hesitate to contact Tony Richmond by telephone at (650) 463-2643 or by email at tony.richmond@lw.com, or Mark Bekheit by telephone at (650) 463-3032 or by e-mail at mark.bekheit@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond
Anthony J. Richmond
of LATHAM & WATKINS LLP

cc:	Mark M. Bekheit
Mark Brazeal, Broadcom Limited
Rebecca Boyden, Broadcom Limited

February 22, 2018

Attachment A

From: Christopher Koh Theng Jer / Wong Yi Jia christopher.koh@allenandgledhill.com wong.yijia@allenandgledhill.com	DID : +65 6890 7768 / 7157 FAX : +65 6302 3135 / 3368

Our reference : CTJKOH/1017010183 Your reference :	22 February 2018

Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 United States of America	Private & Confidential By Email

Attention: Anthony J. Richmond / Mark M. Bekheit

Dear Sirs

Broadcom Limited

1.	INTRODUCTION

1.1	We refer to the proposed restructuring of the Broadcom group (the “Broadcom Redomiciliation”) such that the parent company of the Broadcom group will be changed from Broadcom Limited, a public company limited by shares incorporated under the laws of the Republic of Singapore (“Broadcom-Singapore”), to a Delaware corporation also named Broadcom Limited (“Broadcom-Delaware”), by way of a scheme of arrangement to be implemented by Broadcom-Singapore and Broadcom-Delaware pursuant to section 210 of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”) and the following documents in relation to the Broadcom Redomiciliation:

1.1.1	the preliminary proxy statement on Schedule 14A pursuant to section 14(a) of the Securities Exchange Act of 1934 filed by Broadcom-Singapore on 22 January 2018 in relation to the Broadcom Redomiciliation (file no.: 001-37690) (the “Preliminary Proxy Statement”); and

1.1.2	the letter dated 15 February 2018 from the United States Securities and Exchange Commission (the “SEC”), Division of Corporation Finance to Broadcom-Singapore relating to the Preliminary Proxy Statement.

1.2	For the purposes of this letter, we have examined:

1.2.1	the response letter dated 12 August 1999 from the SEC (the “1999 Letter”) in relation to a statutory scheme of arrangement proposed to be implemented by the Development Bank of Singapore Ltd. under the Singapore Companies Act (the “DBS Scheme of Arrangement”); and

1.2.2	the letter dated 11 August 1999 (the “Relevant Date”) from Davis, Polk and Wardwell to the SEC in relation to the DBS Scheme of Arrangement (as appended to the 1999 Letter),

(collectively, the “Documents”).

1.3	This letter relates only to the laws of general application of the Republic of Singapore as at the date hereof, as currently applied by the courts of the Republic of Singapore (the “Singapore Courts”) and published and in effect on the date of this letter, and is given on the basis that it (including all terms used in it) will be governed by and construed in accordance with the laws of the Republic of Singapore. We have made no investigation of, and do not express or imply any views on, the laws of any country other than the Republic of Singapore or (except as otherwise expressly provided herein) any factual matters.

1.4	This letter is being rendered to you in connection with the filing of the Preliminary Proxy Statement with the SEC, is strictly limited to the matters stated in it and is not to be construed as extending by implication to the Documents and other matters or document in connection with, or referred to, in the Documents.

1.5	We do not assume any responsibility to notify the addressee of this letter or any other person of any change in the laws of the Republic of Singapore after the date of this letter that may alter, affect or modify the views expressed herein.

2.	CONFIRMATION

Subject to the qualifications in this letter, we hereby confirm that there has been no material change under the laws of the Republic of Singapore since the Relevant Date in relation to the substantive review to be undertaken by the Singapore Courts of the terms and conditions of schemes of arrangement to be implemented pursuant to section 210 of the Singapore Companies Act, as described in the 1999 Letter.

3.	DISCLOSURE AND RELIANCE

This letter is addressed to you solely for your benefit in connection with the Broadcom Redomiciliation and the filing of the Preliminary Proxy Statement with the SEC, and it may only be relied upon in that connection. It is not to be transmitted to anyone else or quoted or referred to in any public document or filed with anyone unless you are required to do so by law or regulation or to produce a copy in court proceedings relating to the Broadcom Redomiciliation or (in any other circumstances) you first obtain our written consent. This letter is not to be relied upon by, nor do we accept any liability to, anyone other than you (even though you may have provided a copy to another person). You should ensure that any copy of this letter you provide to any other person, and any quotation from or reference to this letter in any public document or filing contains the substance of the previous sentence.

Yours faithfully

/s/ Allen & Gledhill LLP

Allen & Gledhill LLP